Exhibit 3.2

Certificate of Amendment

of the Bylaws (as amended) of

Turtle Beach Corporation

I, John T. Hanson, in my capacity as Secretary of Turtle Beach Corporation, a Nevada corporation (the “Company”), certify that on January 30, 2014, the Board of Directors of the Company adopted a resolution approving an amendment to the Bylaws of the Company (the “Bylaws”) as provided below, pursuant to Article XIII, Section 44 of the Bylaws.

NOW, THEREFORE, the Bylaws are hereby amended as follows:

1. Defined Terms. Unless otherwise indicated, capitalized terms shall have the meanings ascribed to them in the Bylaws.

2. Amendments to Bylaws

(a)	The Bylaws shall be amended in their entirety by replacing all references to “Parametric Sound Corporation” with the phrase “Turtle Beach Corporation”.

3. Except as expressly amended hereby, the Bylaws remain in full force and effect.

Dated: May 28, 2014

By:	/s/ John T. Hanson
Name:	John T. Hanson, Chief Financial Officer and Secretary